P.O. Box 2600 Valley Forge, PA 19482 marc_foster@vanguard.com via electronic filing

September 8, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard Fixed Income Securities Funds (“Trust”)
File No. 811-02368
Post-Effective Amendment No. 134

Dear Ms. Larkin:

This letter responds to your comments provided on August 20, 2025, to the above referenced post- effective amendment that was filed with the Commission on July 1, 2025, for the purpose of adding Vanguard High-Yield Active ETF (“Fund”) as a new series of the Trust.

Comment 1: More on the Fund – Security Selection

Comment: Indicate in correspondence the extent to which the Fund plans to invest in lower-rated tranches of collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), collateralized mortgage obligations (CMOs), and lower rated bank loans.

Response: Consistent with the requirements of the Fund’s Liquidity Risk Management Program and with Rule 22e-4, the Fund will not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. In this regard, the Fund may invest in the aforementioned securities only up to 15% of its net assets in aggregate.

Comment 2:	More on the Fund – Security Selection
Comment:	If any of trust-preferred securities, government securities, investment-grade bonds,

international dollar-denominated bonds, foreign currency bonds, or restricted securities will be principal components of the Fund’s portfolio, include them in the Fund’s principal investment strategy.

Response: The Fund does not anticipate investing in any of the aforementioned instruments to a degree that such investments should be identified as principal components of the Fund’s portfolio in the Fund’s principal investment strategies.

Please contact me at marc_foster@vanguard.com with any questions.

Sincerely,

/s/ Marc Foster

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P.O. Box 2600 Valley Forge, PA 19482 marc_foster@vanguard.com

Marc Foster

Assistant General Counsel

The Vanguard Group, Inc.

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